UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 000-53087

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On June 30, 2010, Asia Entertainment & Resources Ltd. (the “Company”) issued a press release announcing that it received approval to list its ordinary shares (the “Ordinary Shares”) and ordinary share purchase warrants (the “Warrants”) on the NASDAQ Global Market under the symbols AERL and AERLW, respectively. A copy of such press release is furnished as Exhibit 99.1 hereto. On July 2, 2010, the Ordinary Shares and Warrants commenced trading on the NASDAQ Global Market.

On July 7, 2010, the Company issued a press release announcing unaudited Rolling Chip Turnover (as defined therein) for the first half of 2010, including the month of June 2010. A copy of such press release is furnished as Exhibit 99.2 hereto.

Exhibits

Exhibit	Description
99.1	Press Release dated June 30, 2010
99.2	Press Release dated July 7, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASIA ENTERTAINMENT & RESOURCES LTD.

Dated: July 7, 2010	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

Exhibit Index

Exhibit	Description
99.1	Press Release dated June 30, 2010
99.2	Press Release dated July 7, 2010